

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 1, 2006

Joseph H. LeBlanc, Jr.
Principal Financial Officer
Energy Partners, Ltd.
201 St. Charles Avenue, Suite 3400
New Orleans, Louisiana

> **Re: Energy Partners, Ltd.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed February 27, 2006**
> **Response Letter Dated April 14, 2006**
> **File No. 1-16179**

Dear Mr. Joseph H. LeBlanc, Jr.:

We have reviewed your supplemental response and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Note 2 Summary of Significant Accounting Policies, page 43

(b) Property and Equipment

1.   We note your response to prior comment five indicating that you will expand your disclosure to address your capitalized interest cost policy in future filings. Please provide us with a sample of your proposed capitalized interest cost policy disclosure and clarify what you mean by "intended use."

(g) Revenue Recognition, page 44

2.   We note your response to prior comment six indicating that you will expand your disclosure in future filings to i) address your revenue recognition policy for oil sales and ii) indicate how you apply the revenue recognition criteria set-forth in SAB Topic 13.A. Please provide us with a sample of your proposed disclosure.

Note 7 Tropical Weather, page 49

3.   We note your response to prior comment eight indicating that you will classify
your insurance proceeds received under operating or financing activities in
accordance with paragraph 22(c). Please confirm, if true, that you will report
cash inflows based on the nature of the loss, not based on how you spend or plan
to spend the cash. In this regard, please clarify why none of your insurance
proceeds would be classified as an investing cash inflow.

Note 20 Supplementary Oil and Natural Gas Disclosures, page 61

Standardized Measure of Discounted Future Net Cash Flows Relating to Reserves, page
63

4.   We have given further consideration to your presentation of the line Future
development and abandonment costs in your standardized measure of discounted
future net cash flows. As there is only provision for the use of the terms future
development and production costs, please revise your presentation, in future
filings, to comply with paragraph 30 and Illustration 5 of SFAS 69.

Controls and procedures, page 66

5.   We note your response to prior comment 11 indicating that you will revise your
disclosures relating to controls and procedures to clarify that such disclosure
controls are effective at the reasonable assurance level. As previously requested,
please confirm, if true, that your disclosure controls and procedures are effective
at the reasonable assurance level in connection with your current disclosure on
Form 10-K or otherwise advise.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        You may contact Jonathan Duersch at (202) 551-3719, or in his absence Jennifer
Goeken at (202) 551-3721 if you have questions regarding comments on the financial

statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief